File pursuant to Rule 424(b)(7)
                                                     Registration No. 333-146187



PROSPECTUS SUPPLEMENT NO. 2
(To prospectus dated September 19, 2007)

                                2,539,928 Shares

                    INTEGRA LIFESCIENCES HOLDINGS CORPORATION

                                  Common Stock


         This prospectus supplement no. 2, which supplements the prospectus dated September 19, 2007 and filed by us on September 20, 2007 (as amended by prospectus supplement no. 1 dated December 14, 2007), relates to the resale from time to time by selling stockholders of the shares of common stock that may be issued to them upon the conversion of our 2.375% Senior Convertible Notes due 2012.

         You should read this prospectus supplement no. 2 in conjunction with the related prospectus and prospectus supplement no. 1, which should be delivered in conjunction with this prospectus supplement no. 2. This prospectus supplement no. 2 is not complete without, and may not be delivered or used except in conjunction with the prospectus, including prospectus supplement no. 1 and any amendments or other supplements to the prospectus. This prospectus supplement no. 2 is qualified by reference to the prospectus and prospectus supplement no. 1, except to the extent that the information provided by this prospectus supplement no. 2 supersedes information contained in the prospectus and prospectus supplement no. 1.

         You should read and rely only on the information contained in this prospectus supplement no. 2 and the related prospectus and prospectus supplement no. 1, together with additional information described on page 34 of the related prospectus under the heading "Where You Can Find More Information and Incorporation by Reference." Neither we nor the selling stockholders have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling stockholders are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained or incorporated by reference in this prospectus supplement no. 2 or the related prospectus and prospectus supplement no. 1 is accurate only as of the dates of the documents containing the information.

         Investing in our common stock involves risks. See "Risk Factors" beginning on page 5 of the related prospectus.


         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement no. 2 and the related prospectus and prospectus supplement no. 1. Any representation to the contrary is a criminal offense.


            THIS PROSPECTUS SUPPLEMENT NO. 2 IS DATED MARCH 13, 2008.

                              SELLING STOCKHOLDERS

         The information appearing in the table below with respect to the selling stockholders named therein supplements and supersedes the information with respect to such selling stockholders in the table appearing under the heading "Selling Stockholders" in the related prospectus dated September 19, 2007 and filed on September 20, 2007 and prospectus supplement no. 1. The information is based solely on information provided to us by or on behalf of the selling stockholders on or prior to March 12, 2008 in Selling Securityholder Notices and Questionnaires.

         The number of shares of our common stock issuable upon the conversion of the notes shown in the table below assumes conversion of the full amount of notes held by each selling stockholder at the initial conversion rate of 15.3935 shares of our common stock per $1,000 principal amount of notes and a cash payment in lieu of any fractional share, which rate is subject to adjustment upon the occurrence of certain events. Accordingly, the number of shares of our common stock issued upon the conversion of the notes may increase or decrease from time to time. The selling stockholders may offer all, some or none of the shares of our common stock that we may issue upon the conversion of the notes. Therefore, we cannot estimate the number of shares of our common stock that will be held by the selling stockholders upon consummation of any of these sales. The number of shares of our common stock owned by the other selling stockholders or any future transferee from any such holder assumes that they do not beneficially own any shares of common stock other than the common stock that we may issue to them upon the conversion of the notes. In addition, the selling stockholders identified below may have acquired, sold, transferred or otherwise disposed of, in transactions exempt from the registration requirements of the Securities Act, all or a portion of their notes or shares of our common stock since the date on which they provided the information regarding their notes and therefore the aggregate number of shares set forth in the table below may exceed the number of shares actually issuable upon conversion of the notes.

         Based upon information provided by the selling stockholders, none of the selling stockholders or their affiliates has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates, except as disclosed below.

                                              Principal
                                              Amount of          Number of                         Number of
                                              Notes Owned         Shares                             Shares       Percentage of
                                              Prior to          Beneficially       Number of       Beneficially     Shares
                                             Offering (in       Owned Prior to     Shares Being    Owned After    Outstanding
Name of Selling Stockholder                  U.S. dollars)      Offering (1)        Offered        Offering (2)     (2)(3)
Alcon Laboratories                              303,000             4,664             4,664             --           *
Allstate Insurance Company (4)                1,000,000            26,293            15,393         10,900           *
Bank of America Pension Plan                  1,150,000            17,702            17,702             --           *
CALAMOS Market Neutral Income Fund -
CALAMOS Investment Trust                      5,000,000            76,967            76,967             --           *
Deeprock & Co.                                  150,000             2,309             2,309             --           *
Equity Overlay Fund, LLC                        150,000             2,309             2,309             --           *
Highbridge Convertible Arbitrage
Master Fund L.P. (5)                          6,000,000            92,361            92,361             --           *
Highbridge International LLC (5)             31,800,000           489,513           489,513             --           *


Institutional Benchmark Series
(Master Feeder) Ltd., in respect of
Camden Convertible Arbitrage Series             450,000             6,927             6,927             --           *
John Deere Pension Trust                        300,000             4,618             4,618             --           *
KBC Financial Products USA Inc. (6)           2,000,000            30,787            30,787             --           *
Occidental Petroleum Corporation                217,000             3,340             3,340             --           *
Peoples Benefit Life Insurance
Company Teamsters                             1,950,000            30,017            30,017             --           *
Redbourn Partners Ltd.                        5,500,000            84,664            84,664             --           *
Retail Clerks Pension Trust # 1                 550,000             8,466             8,466             --           *
Retail Clerks Pension Trust # 2                 300,000             4,618             4,618             --           *
San Francisco City & County ERS                 688,000            10,590            10,590             --           *


* Less than 1%.

(1) Certain of the selling stockholders listed in this table may also own or be deemed to own shares of the Company's common stock issuable upon conversion of the 2008 notes and/or the 2010 notes.

(2) The beneficial ownership in this column assumes that the selling stockholder sells all of the shares offered by this prospectus that are beneficially owned by the selling stockholder and that prior to the sale of such shares the selling stockholder does not acquire additional shares or dispose of shares beneficially owned by the stockholder that are not being offered pursuant to this prospectus.

(3) The percentage of outstanding shares is based on 26,454,967 shares of common stock outstanding as of March 6, 2008.

(4) The selling stockholder is a subsidiary of The Allstate Corporation and is affiliated with the following NASD members: Allstate Distributors, LLC, 50% of which is owned by a subsidiary of the selling stockholder, Allstate Life Insurance Company ("ALIC"); ALFS, Inc., a wholly-owned subsidiary of ALIC; and Allstate Financial Services, LLC, a wholly-owned subsidiary of ALIC. The selling stockholder certifies that it acquired the securities in the ordinary course of business, and that, at the time it acquired the securities, it did not have any agreements or understandings, direct or indirect, with any person to distribute the securities. The selling stockholder currently holds 7,100 shares of our common stock and may be deemed to be the beneficial of another 3,800 shares of such stock held by qualified ERISA plans maintained by the selling stockholder for the benefit of agents and employees of the selling stockholder. These shares are not included for sale under this prospectus. BNY Midwest Trust Company, as trustee for Agents Pension Plan, holds 800 of such shares. BNY Midwest Trust

         Company, as trustee for Allstate Retirement Plan, holds 3,000 of such shares. Allstate Plans' Master Trust is a trust for certain Agents Pension Plan and Allstate Retirement Plan investments. BNY Midwest Trust Company is trustee for the aforementioned trust and holds title to all of its investments. The investment committees of each of the aforementioned plans and trust consist of officers of the selling stockholder. The Allstate Corporation disclaims any interest in securities held in the aforementioned plans and trust.

(5) Highbridge Capital Management, LLC is the trading manager of the selling stockholder and has voting control and investment direction over the securities held by the selling stockholder. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by the selling stockholder. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by the selling stockholder.

(6) The selling stockholder is a registered broker-dealer and a direct, wholly-owned subsidiary of KBC Financial Holdings, Inc., which in turn is a direct, wholly owned subsidiary of KBC Ban N.V., which in turn is a direct, wholly owned subsidiary of KBC Group N.V., a publicly traded entity. The selling stockholder certifies that it acquired the securities in the ordinary course of business, and that, at the time it acquired the securities, it did not have any agreements or understandings, direct or indirect, with any person to distribute the securities.